FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.           An announcement regarding 2013 third quarterly report of Huaneng Power International, Inc. (the “Registrant”); and

2.           A connected transaction announcement regarding capital increase in Sichuan Hydro Power by the Registrant;

Each made by the Registrant on October 23, 2013.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

THIRD QUARTERLY REPORT OF 2013

Pursuant to the regulations of the China Securities Regulatory Commission, Huaneng Power International, Inc. (the “Company”, “Huaneng Power International”) is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of the Company together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3
Mr. Cao Peixi (Chairman), Ms. Zhou Hui (person in charge of accounting function) and Mr. Huang Lixin (person in charge of the Accounting Department) warrant the truthfulness and completeness of the content of the third quarterly report of 2013.

1.4	This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.	COMPANY PROFILE

2.1	Major financial information and financial indicators (PRC GAAP) (unaudited)

(Amounts: In RMB Yuan)

	End of current		Variance from
	reporting period	End of last year	end of last year
			(%)

Total Assets	255,668,125,034	256,861,869,430	(0.46)
Owners’ equity (Shareholders’ equity) attributable to shareholders of the listed company	60,613,893,306	55,580,790,014	9.06
Net assets per share attributable to shareholders of the listed company	4.31	3.95	9.11

	From the beginning of the year to the end of current reporting period	Variance from equivalent period of last year
		(%)

Net cash flows generated from operating activities	31,808,911,287	49.10
Net cash flows generated from operating activities per share	2.26	48.68

	Current reporting period	From the beginning of the year to the end of current reporting period	Variance from equivalent period of last year
			(%)
Net profit attributable to shareholders of the listed company	3,292,052,522	9,186,673,504	65.75
Basic earnings per share	0.23	0.65	64.29
Basic earnings per share after deducting non-recurring items	0.28	0.71	100.00
Diluted earnings per share	0.23	0.65	64.29
Return on net assets			Increase by 1.88
(weighted average) (%)	5.65	15.76	percentage points
Return on net assets after deducting non-recurring items			Increase by 3.11
(weighted average) (%)	6.80	17.09	percentage points

Deducting non-recurring items and amounts

Items	Total amount from the beginning of the year to the end of current reporting period
(RMB Yuan)

Gains/(Losses) from disposal of non-current assets	(206,838,379)
Government grant recorded in income statement,
excluding government grant closely related to the Company’s business and calculated according to national unified standards	268,310,638
Gains from the changes in fair value from held-for-trading financial assets, held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment income from disposal of held-for-trading financial assets,
held-for-trading financial liabilities and available-for-sale financial assets	(14,685,123)
Reversal of provision for doubtful accounts receivable individually tested for impairments	2,114,985
Other non-operating income and expenses excluding the above items	(99,883,137)
Other non-recurring items	(650,385,705)
Tax impact of non-recurring items	26,738,168
Impact of non-controlling interests, net of tax	(103,193,979)

Total	(777,822,532)

2.2	Total number of shareholders, shareholding of ten largest holders of shares and shareholding of top ten holders who are not subject to any selling restrictions

Unit: share

Total number of shareholders	116,600 (including 116,013 holders of A shares, 464 holders of H shares, 123 holders of ADRs)
Top ten holders of shares
Name of shareholder	Type of shareholder	Shareholding	Number of shares	Number of shares with selling restrictions	Number of shares subject to pledge or lock up
		(%)
Huaneng International Power Development Corporation	Stated-owned entity	36.05	5,066,662,118	0	Nil
HKSCC Nominees Limited	Foreign entity	20.62	2,898,231,944	0	Nil
China Huaneng Group *	Stated-owned entity	11.11	1,561,371,213	500,000,000	Nil
Hebei Construction & Investment Group Co., Ltd.	Stated-owned entity	4.29	603,000,000	0	Nil
China Hua Neng Group Hong Kong Limited	Foreign entity	3.36	472,000,000	0	Nil
Liaoning Energy Investment	Stated-owned entity	3.01	422,679,939	0	Nil

(Group) Limited Liability Company
Jiangsu Provincial Investment & Management Limited Liability Company	Stated-owned entity	2.96	416,500,000	0	Nil
Fujian Investment Development Group Limited Liability Company	Stated-owned entity	2.66	374,467,500	0	Nil
Dalian Municipal Construction Investment Company Limited	Stated-owned entity	2.15	301,500,000	0	Pledged: 265,750,000
HSBC Nominees (Hong Kong) Limited	Foreign entity	1.18	165,611,320	0	Nil

Top ten holders of shares in circulation without any selling restrictions
Name of shareholder (full name)	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type of shares
Huaneng International Power Development Corporation	5,066,662,118	RMB denominated ordinary shares
HKSCC Nominees Limited	2,898,231,944	Overseas listed foreign invested shares
China Huaneng Group*	1,061,371,213	RMB denominated ordinary shares
Hebei Construction & Investment Group Co., Ltd.	603,000,000	RMB denominated ordinary shares
China Hua Neng Group Hong Kong Limited	472,000,000	Overseas listed foreign invested shares
Liaoning Energy Investment (Group) Limited Liability Company	422,679,939	RMB denominated ordinary shares
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	RMB denominated ordinary shares
Fujian Investment Development Group Limited Liability Company	374,467,500	RMB denominated ordinary shares

Dalian Municipal Construction Investment Company Limited	301,500,000	RMB denominated ordinary shares
HSBC Nominees (Hong Kong) Limited	165,611,320	Overseas listed foreign invested shares

*	The total number of shares held by China Huaneng Group includes the 6,246,664 shares held by Huaneng Capital Services Company Limited.

3.	SIGNIFICANT EVENTS

3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

X	Applicable	Not Applicable

a.	Consolidated balance sheet items

1.
Held for trading financial assets as at the end of the period decreased by 100.00% compared with the beginning of the period, mainly due to the disposal of the equity investment held for trading by the subsidiary, SinoSing Power Pte. Ltd..

2.
Construction materials at the end of the period increased by 222.16% compared with the beginning of the period, mainly due to the purchase of equipments and materials by the Company and its subsidiaries for installation and construction during the reporting period.

3.	Taxes payable as at the end of the period increased by 542.70% compared with the beginning of the period, mainly due to utilization of valued-added tax recoverable.

4.
Derivative financial liabilities (non-current portion) as at the end of the period decreased by 48.78% compared with the beginning of the period, mainly due to increase in the fair value of interest rate hedging instruments held by the subsidiary, SinoSing Power Pte. Ltd..

5.
Currency translation differences as at the end of the period decreased by 1596.88% compared with the beginning of the period, mainly due to depreciation of Singapore dollar against RMB as at the end of the period compared with the beginning of the period.

b.	Consolidated income statement items

1.	The operating cost for the reporting period decreased by 10.79% compared with the same period of last year, mainly due to the decrease in coal market prices.

2.
Tax and levies on operations increased by 69.99% compared with the same period of last year, mainly due to the increase of value-added tax paid which serves as the base of tax and levies on operations.

3.	Asset impairment loss increased by 966.77% compared with the same period of last year, mainly due to the impairment of goodwill.

4.
Operating profit increased by 120.29% compared with the same periods of last year, mainly due to the decrease in coal market prices and the effective controls of other costs and expenses of the Company and its subsidiaries.

5.	Non-operating expenses increased by 140.38% compared with the same period of last year, mainly due to the loss of fixed assets disposal.

6.
Profit before tax increased by 113.79% compared with the same period of last year, mainly due to the decrease in coal market prices and the effective controls of other costs and expenses of the Company and its subsidiaries.

7.	Income tax expense increased by 90.53% compared with the same period of last year, mainly due to increase in profit.

8.
Net profit increased by 123.18% compared with the same period of last year, mainly due to the decrease in coal market prices and the effective controls of other costs and expenses of the Company and its subsidiaries.

9.
Net profit attributable to shareholders of the Company increased by 119.01% compared with the same period of last year, mainly due to the decrease in coal market prices and the effective controls of other costs and expenses of the Company and its subsidiaries.

10.	Non-controlling interests increased by 144.98% compared with the same period of last year, mainly due to the increase of the profitability of the subsidiaries.

11.	Basic earnings per share increased by 116.67% compared with the same period of last year, mainly due to the increase of the profitability of the Company and its subsidiaries.

12.
Other comprehensive income decreased by 175.75% compared with the same period of last year, mainly due to the more significant depreciation of Singapore dollar against RMB in current period compared with the same period of last year.

c.	Consolidated cash flow statement items

1.
Net cash flows generated from operating activities increased by 49.10% compared with the same period of last year, mainly due to the higher margin in power generation compared with the same period of last year;

2.
Net cash flows used in financing activities increased by 165.58% compared with the same period of last year, mainly due to the increase in net cash flows generated from operating activities, which led to the decrease in drawdown of loans during the reporting period.

3.2	The progress on significant events and their impact as well as the analysis and explanations for their solutions

X	Applicable	Not Applicable

According to the notification from the National Development and Reform Commission regarding adjustment of on-grid tariffs for power generation enterprises, the State has decided that with the view to implementing the Notice from the National Development and Reform Commission Regarding Adjusting Surcharge Standards on Renewable Energy Tariffs and Environmental Protection Related Tariffs, appropriate adjustment to the on-grid tariffs of coal-fired generating units should be made while maintaining the electricity sales price unchanged. In practice, the on-grid tariffs for coal-fired generating units that have met the denitrification requirements to the satisfaction of environmental protection authorities will be raised by RMB0.01/kWh if the generating units have not benefited from the denitrification tariffs subsidy, or RMB0.002/kWh if the generating units have received a subsidy of RMB0.008/kWh. For coal-fired generating units that have met the de-dusting requirements to the satisfaction of environmental protection authorities, the on-grid tariffs will be raised by RMB0.002/kWh to compensate de-dusting costs.

The above mentioned adjustment on tariffs has been effective as of September 25, 2013. After the on-grid tariffs adjustment, the average on-grid tariffs of the Company is expected to decrease by RMB12.59/MWh based on the weighted average on-grid tariffs for the Company’s generating capacity affected by this adjustment (such de-dusting tariffs subsidy of RMB0.002/kWh is not included in the tariffs adjustment set forth above as the generating units which have met de-dusting requirements are still under confirmation).

For details, please refer to the Company’s announcement on on-grid tariffs adjustment published on the Shanghai Stock Exchange, China Securities Journal and Shanghai Securities News on 16 October 2013.

3.3	Status of performance of undertakings given by the Company, shareholders and de facto controller

X	Applicable	Not Applicable

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed
Undertaking relevant to the initial public issuance	To resolve business competition	Huaneng International Power Development Corporation (“HIPDC”)
In disposing of power plant(s) by HIPDC, the Company has a right of first refusal in whether to acquire such power plant(s). In developing coal-fired power plants having capacity of more than 300 MW , the Company will be the only developer under the terms and conditions of the relevant restructuring agreement. With respect to power plants having capacity that fall below 300
				This undertaking shall be subsisting and being performed	No	Yes

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed

MW or other power plants, unless the Company indicates in writing that it has no intention to develop, otherwise the development right should belong to the Company. HIPDC at the same time indicates that with regard to the power development business it engages within China, it will not compete with the Company’s business.

	To resolve business competition	China Huaneng Group	The Company has a right of first refusal in the power assets, equity interest and power development projects to be transferred by Huaneng Group	This undertaking shall be subsisting and being performed	No	Yes
Undertaking relaing to issue of new shares	Share trading moratorium	China Huaneng Group
China Huaneng Group undertook not to trade its 500 million A shares subscribed from the Company pursuant to the Company’s non public issuance on the market within 36 months commencing from 23 December 2010.
				Time of undertaking: from 23 December 2010. Duration of undertaking:36 months	Yes	Yes
Other undertaking	To resolve business competition	China Huaneng Group
For further avoidance of business competition with Huaneng Power International, Huaneng Group on 17 September 2010 further undertook to Huaneng Power International that it shall treat Huaneng Power International as the only platform for integrating the conventional energy business of Huaneng Group; with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertook that it would take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it would inject those assets into Huaneng Power International. Huaneng Power International has a right of first refusal to acquire from Huaneng Group the newly developed,
				Time of undertaking: 17 September 2010. Duration of undertaking: 5 years	Yes	—

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed

acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertakes that it would take approximately 5 years and upon such assets meeting the conditions for listing, it would inject such assets into Huaneng Power International in order to support the sustainable, stable development of Huaneng Power International; Huaneng Group would continue to perform each of its undertakings to support the development of its subordinated listed companies.

3.4
Disclosure as to, and reasons for, the warning in respect of forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes in profit as compared with that of the corresponding period of last year

Applicable	X	Not Applicable

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng

(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
23 October 2013

APPENDIX

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS (PRC GAAP)
AS AT 30 SEPTEMBER, 2013

Amounts: In RMB Yuan

	30 September 2013	31 December 2012	30 September 2013	31 December 2012
ASSETS	Consolidated	Consolidated	The Company	The Company

CURRENT ASSETS
Cash	10,387,169,148	10,624,497,102	4,338,167,542	4,613,008,275
Held for trading financial assets	—	93,752,702	—	—
Derivative financial assets	41,455,898	55,267,508	—	—
Notes receivable	689,328,378	357,590,079	199,777,765	41,284,984

Accounts receivable	12,477,691,349	14,942,374,163	6,210,449,077	6,581,604,159
Advances to suppliers	791,192,342	1,010,888,490	322,219,584	459,426,922
Interest receivable	24,676	65,091	161,746,466	115,690,084
Dividends receivable	415,026,231	50,000,000	1,582,050,631	277,907,625
Other receivables	900,152,854	939,847,285	1,240,830,143	1,224,800,574
Inventories	6,112,856,097	7,022,383,552	2,213,307,290	2,488,249,479
Current portion of non-current assets	14,270,355	13,745,547	700,000,000	—
Other current assets	35,708,250	34,660,801	25,247,410,495	26,150,282,786

Total current assets	31,864,875,578	35,145,072,320	42,215,958,993	41,952,254,888

NON-CURRENT ASSETS
Available-for-sale financial assets	1,712,772,338	1,769,435,483	1,712,772,338	1,769,435,483
Derivative financial assets	6,477,860	13,723,282	—	—
Long-term receivables	713,445,848	823,941,391	—	—
Long-term equity investment	17,529,232,425	15,653,315,853	55,302,204,328	52,227,990,760
Fixed assets	158,243,375,593	159,363,081,059	61,273,314,705	62,805,755,061
Fixed assets pending for disposal	31,105,429	93,244,553	419,733	5,629
Construction-in-progress	19,221,270,299	17,947,373,499	3,565,625,905	2,778,983,564
Construction materials	2,283,710,404	708,873,610	933,025,756	406,016,151
Intangible assets	10,171,009,560	10,362,011,127	1,731,869,300	1,762,293,144
Goodwill	12,748,663,830	13,839,912,763	1,528,308	1,528,308
Long-term deferred expenses	151,148,952	158,095,755	19,356,257	13,334,926
Deferred income tax assets	676,022,104	672,840,346	391,612,989	853,553,794
Other non-current assets	315,014,814	310,948,389	1,700,000,000	1,400,000,000

Total non-current assets	223,803,249,456	221,716,797,110	126,631,729,619	124,018,896,820

TOTAL ASSETS	255,668,125,034	256,861,869,430	168,847,688,612	165,971,151,708

LIABILITIES AND	30 September 2013	31 December 2012	30 September 2013	31 December 2012
SHAREHOLDERS’ EQUITY	Consolidated	Consolidated	The Company	The Company

CURRENT LIABILITIES
Short-term loans	26,438,488,289	27,442,076,377	20,610,000,000	19,633,871,461
Derivative financial liabilities	65,839,332	88,640,767	—	—
Notes payable	212,887,710	54,873,754	—	—
Accounts payable	9,059,421,313	7,299,386,659	4,250,791,820	2,979,284,127
Advance from customers	68,713,444	161,329,494	6,728,780	86,855,937
Salary and welfare payables	271,595,497	217,967,163	97,676,485	64,039,195
Taxes payable	917,222,208	(207,186,370)	1,122,178,288	244,154,775
Interest payable	1,122,844,751	897,839,365	1,009,049,995	674,302,509
Dividends payable	319,173,976	70,839,311	—	—
Other payables	9,965,628,699	10,246,265,538	3,320,338,837	3,304,012,702
Current portion of non-
current liabilities	11,207,970,271	9,056,702,905	8,035,894,565	4,084,565,984
Provision	176,525,767	157,263,040	—	—
Other current liabilities	25,928,455,371	35,796,676,376	25,793,413,467	35,643,415,394

Total current liabilities	85,754,766,628	91,282,674,379	64,246,072,237	66,714,502,084

NON-CURRENT LIABILITIES
Long-term loans	67,598,861,481	72,564,823,743	20,433,149,186	22,182,257,921
Derivative financial liabilities	428,700,394	837,004,788	134,463,615	210,137,465
Bonds payable	25,400,718,309	22,884,687,599	25,400,718,309	22,884,687,599
Long-term payables	171,366,710	255,888,981	—	—
Specific accounts payable	65,612,783	50,865,476	31,078,677	28,398,542
Deferred income tax liabilities	1,748,848,102	1,776,202,614	—	—
Other non-current liabilities	2,268,116,271	2,291,481,512	2,006,828,096	2,038,878,640

Total non-current liabilities	97,682,224,050	100,660,954,713	48,006,237,883	47,344,360,167

TOTAL LIABILITIES	183,436,990,678	191,943,629,092	112,252,310,120	114,058,862,251

SHAREHOLDERS’ EQUITY
Share capital	14,055,383,440	14,055,383,440	14,055,383,440	14,055,383,440
Capital surplus	16,628,355,371	17,034,532,233	15,073,308,190	15,741,831,660

Special reserves	61,720,843	37,495,555	58,358,405	35,918,948
Surplus reserves	7,131,699,685	7,131,699,685	7,131,699,685	7,131,699,685
Undistributed profits	23,346,541,699	17,357,616,177	20,276,628,772	14,947,455,724
Currency translation differences	(609,807,732)	(35,937,076)	—	—

Shareholders’ equity attributable to shareholders of the Company	60,613,893,306	55,580,790,014	56,595,378,492	51,912,289,457
Non-controlling interests	11,617,241,050	9,337,450,324	—	—

Total shareholders’ equity	72,231,134,356	64,918,240,338	56,595,378,492	51,912,289,457

TOTAL LIABILITIES
AND SHAREHOLDERS’ EQUITY	255,668,125,034	256,861,869,430	168,847,688,612	165,971,151,708

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS (PRC GAAP)
FOR THE THIRD QUARTER ENDED 30 SEPTEMBER, 2013

Amounts: In RMB Yuan

	For the third	For the third	For the third	For the third
	quarter ended	quarter ended	quarter ended	quarter ended
	30 September,	30 September,	30 September,	30 September,
	2013	2012	2013	2012
	Consolidated	Consolidated	The Company	The Company

Operating revenue	35,175,588,506	32,936,493,951	16,461,744,965	14,316,762,174
Less: Operating cost	26,063,024,439	26,673,021,950	11,310,677,936	11,057,334,777

Tax and levies on operations	287,737,229	157,336,049	165,902,210	87,445,341
Selling expenses	1,299,719	1,342,322	—	—
General and administrative expenses	889,401,152	742,962,963	533,740,901	435,310,171
Financial expenses	1,887,291,693	2,204,325,311	1,240,120,313	1,219,061,818
Asset impairment loss (reversal)	585,548,417	(2,077,49821)	721,561,400	—
Add: Income (loss) on fair value changes of financial assets/ liabilities	(8,393,845)	(4,804,228)	—	—
Investment income	205,695,994	188,516,688	2,129,366,125	529,873,677
Including: Investment income from associates and jointly controlled entities	171,793,337	189,192,251	171,627,995	188,279,872

Operating profit	5,658,588,006	3,343,295,237	4,619,108,330	2,047,483,744
Add: Non-operating income	115,208,932	80,762,799	47,113,612	41,927,401
Less: Non-operating expenses	193,392,341	24,055,406	26,154,766	8,294,631
Including: loss on disposals of non-current assets	106,255,228	2,382,319	315,549	199,374

Profit before tax	5,580,404,597	3,400,002,630	4,640,067,176	2,081,116,514
Less: Income tax expense	1,537,906,494	991,447,320	1,371,230,809	463,073,232

Net profit	4,042,498,103	2,408,555,310	3,268,836,367	1,618,043,282

Attributable to:
Shareholders of the Company	3,292,052,522	1,986,112,328	3,268,836,367	1,618,043,282
Non-controlling interests	750,445,581	422,442,982	—	—
Earnings per share (based on the net profit attributable to
shareholders of the Company)
— Basic earnings per share	0.23	0.14	N/A	N/A
— Diluted earnings per share	0.23	0.14	N/A	N/A

Other comprehensive income (loss)	3,415,348	633,477,630	(54,256,359)	(13,406,070)

Total comprehensive income	4,045,913,451	3,042,032,940	3,214,580,008	1,604,637,212

Attributable to:
Shareholders of the Company	3,295,547,028	2,618,843,414	3,214,580,008	1,604,637,212
Non-controlling interests	750,366,423	423,189,526	—	—

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS (PRC GAAP)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER, 2013

Amounts: In RMB Yuan

	For the nine	For the nine	For the nine	For the nine
	months ended	months ended	months ended	months ended
	30 September,	30 September,	30 September,	30 September,
	2013	2012	2013	2012
	Consolidated	Consolidated	The Company	The Company

Operating revenue	99,237,917,261	100,116,966,873	44,553,403,974	42,724,410,699
Less: Operating cost	75,385,539,500	84,505,227,912	31,611,449,385	34,620,891,137
Tax and levies on operations	808,989,895	475,892,451	441,207,608	295,774,516
Selling expenses	7,787,724	4,551,400	—	—
General and administrative expenses	2,386,932,199	2,153,678,878	1,446,201,037	1,322,600,554
Financial expenses	5,666,362,714	6,743,495,082	3,703,700,590	3,962,702,172
Asset impairment loss (reversal)	647,804,984	60,725,758	749,558,699	66,937,351
Add: Income (loss) on fair value changes of financial assets/ liabilities	(966,894)	(5,840,543)	—	—
Investment income	697,055,665	655,434,554	4,545,202,592	2,027,549,174
Including: Investment income from	477,577,271	469,503,101	477,330,662	470,139,923

associates and jointly controlled entities

Operating profit	15,030,589,016	6,822,989,403	11,146,489,247	4,483,054,143
Add: Non-operating income	316,288,947	337,125,338	166,412,029	149,590,281
Less: Non-operating expenses	354,699,825	147,556,178	130,949,718	71,428,304
Including: loss on disposals of non-current assets	227,997,563	74,391,978	85,208,930	57,775,581

Profit before tax	14,992,178,138	7,012,558,563	11,181,951,558	4,561,216,120
Less: Income tax expense	3,842,504,213	2,016,706,686	2,717,307,849	872,483,442

Net profit	11,149,673,925	4,995,851,877	8,464,643,709	3,688,732,678

Attributable to:
Shareholders of the Company	9,186,673,504	4,194,569,647	8,464,643,709	3,688,732,678
Non-controlling interests	1,963,000,421	801,282,230	—	—

Earnings per share (based on the net profit attributable to shareholders of the Company)
— Basic earnings per share	0.65	0.30	N/A	N/A
— Diluted earnings per share	0.65	0.30	N/A	N/A

Other comprehensive income (loss)	(345,097,681)	455,589,903	(28,038,870)	24,056,150

Total comprehensive income	10,804,576,244	5,451,441,780	8,436,604,839	3,712,788,828

Attributable to:
Shareholders of the Company	8,842,290,586	4,648,848,989	8,436,604,839	3,712,788,828
Non-controlling interests	1,962,285,658	802,592,791	—	—

Legal representative:	Person in charge of	Person in charge of

	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS (PRC GAAP)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER, 2013

Amounts: In RMB Yuan

	For the nine	For the nine	For the nine	For the nine
	months ended	months ended	months ended	months ended
	30 September,	30 September,	30 September,	30 September,
	2013	2012	2013	2012
Items	Consolidated	Consolidated	The Company	The Company

Cash flows generated from operating activities
Cash received from sales of goods and services rendered	113,244,411,604	114,244,865,585	52,234,348,979	50,941,710,893
Cash received from return of taxes and fees	65,067,982	139,346,416	—	—
Other cash received relating to operating activities	485,748,957	320,160,362	137,007,564	81,563,318

Sub-total of cash inflows of operating activities	113,795,228,543	114,704,372,363	52,371,356,543	51,023,274,211

Cash paid for goods and services received	66,050,708,096	82,768,132,881	29,223,826,436	35,892,361,034
Cash paid to and on behalf of employees including salary, social welfare,
education funds and others in such manner	3,795,622,627	3,803,116,575	2,078,326,673	2,152,691,743
Payments of taxes	10,842,008,389	6,142,366,816	5,542,354,571	3,350,044,833
Other cash paid relating to operating activities	1,297,978,144	657,113,828	603,048,278	472,706,600

Sub-total of cash outflows of	81,986,317,256	93,370,730,100	37,447,555,958	41,867,804,210

operating activities

Net cash flows generated from operating activities	31,808,911,287	21,333,642,263	14,923,800,585	9,155,470,001

Cash flows generated from investing activities
Cash received from withdrawal of investment	104,436,685	—	—	3,895,500,000
Cash received on investment income	362,332,697	474,950,585	3,253,547,283	1,599,579,126
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	153,361,698	288,907,260	11,192,523	229,875,930
Cash received from disposal of a subsidiary	6,199,460	—	10,267,600	—
Other cash received relating to investing activities	223,345,475	113,808,216	—	—

Sub-total of cash inflows of investing activities	849,676,015	877,666,061	3,275,007,406	5,724,955,056

Cash paid for acquiring fixed assets, intangible assets and other long-term assets	10,621,909,919	10,365,716,429	3,434,040,513	2,842,768,893
Cash paid for investments	2,109,761,652	824,022,091	3,965,794,034	2,103,719,200
Net cash paid for acquiring subsidiaries
and other operating units	41,650,478	144,767,160	—	—
Other cash paid relating to investing activities	8,955,258	5,236,390	—	—

Sub-total of cash outflows of investing activities	12,782,277,307	11,339,742,070	7,399,834,547	4,946,488,093

Net cash flows (used in)/generated from investing activities	(11,932,601,292)	(10,462,076,009)	(4,124,827,141)	778,466,963

Cash flows generated from financing activities
Cash received from investments	755,759,500	262,383,862	—	—

Including: cash received from non-controlling interests of subsidiaries	755,759,500	262,383,862	—	—
Cash received from borrowings	31,346,864,139	48,256,413,955	25,180,484,600	20,960,352,434
Cash received from issuance of bonds and short-term bonds	21,455,000,000	29,935,000,000	21,455,000,000	29,935,000,000
Other cash received relating to financing activities	112,121,520	175,847,700	94,251,720	121,878,200

Sub-total of cash inflows of financing activities	53,669,745,159	78,629,645,517	46,729,736,320	51,017,230,634

Repayments of borrowings	63,901,811,202	78,208,614,343	50,925,114,315	53,896,039,183
Payments for dividends,
profit or interest expense	9,082,833,609	7,847,958,412	6,187,181,355	4,227,526,864
Including: dividends paid to non-controlling interests of subsidiaries	386,971,937	690,494,439	—	—
Other cash paid relating to financing activities	663,162,796	95,383,329	660,015,916	92,116,449

Sub-total of cash outflows of financing activities	73,647,807,607	86,151,956,084	57,772,311,586	58,215,682,496

Net cash flows used in financing activities	(19,978,062,448)	(7,522,310,567)	(11,042,575,266)	(7,198,451,862)

Effect of exchange rate fluctuations on cash held	(93,163,357)	161,958,432	19,810,560	(6,498,477)

Net (decrease) /increase in cash	(194,915,810)	3,511,214,119	(223,791,262)	2,728,986,625
Add: cash at beginning of period	10,505,387,385	8,552,782,233	4,541,235,391	2,503,183,158

Cash at end of period	10,310,471,575	12,063,996,352	4,317,444,129	5,232,169,783

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

CONNECTED TRANSACTION
CAPITAL INCREASE IN SICHUAN HYDRO POWER

•
On 22 October 203, the board of Directors approved by way of resolution the entering of the Capital Increase Agreement between the Company and Huaneng Group (another existing shareholder of Sichuan Hydro Power), pursuant to which, the parties agreed to subscribe by way of cash for the new registered capital of Sichuan Hydro Power in accordance with their respective proportion of shareholding in Sichuan Hydro Power. The Company shall pay to Sichuan Hydro Power an amount of not more than RMB219,193,200 as the consideration of the Capital Increase, which sum will be funded by the Company’s internal cash surplus. Following completion of the Capital Increase, the Company’s proportion of shareholding of 49% in Sichuan Hydro Power shall remain unchanged.

•
As of 30 September 2013, HIPDC holds 36.05% of the total equity interests in the Company, being the direct controlling shareholder of the Company, while Huaneng Group holds a 51.98% direct equity interests and a 5% indirect equity interests in HIPDC. In addition, Huaneng Group holds a 11.06% direct equity interests in the Company, a 3.36% indirect equity interests in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.04% indirect equity interests in the Company through Huaneng Capital Services Company Limited (a wholly-owned subsidiary of Huaneng Group) and a 0.79% indirect equity interests in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group)). Under the Hong Kong Listing Rules, Huaneng Group and its associates (including Sichuan Hyodro Power) are connected persons of the Company. As such, the Capital Increase into Sichuan Hydro Power by the Company constitutes a connected transaction of the Company.

•
Given the scale of the subscription amount does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase is subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from independent shareholders’ approval requirements.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND SICHUAN HYDRO POWER

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlling capacity of 66,341 MW.

Huaneng Group is principally engaged in development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As of 30 September 2013, HIPDC holds 36.05% of the total equity interests in the Company, being the direct controlling shareholder of the Company, while Huaneng Group holds a 51.98% direct equity interests and a 5% indirect equity interests in HIPDC. In addition, Huaneng Group holds a 11.06% direct equity interests in the Company, a 3.36% indirect equity interests in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.04% indirect equity interests in the Company through Huaneng Capital Services Company Limited (a wholly-owned subsidiary of Huaneng Group) and a 0.79% indirect equity interests in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group).

Sichuan Hydro Power was incorporated in the PRC and as at today’s date, is held as to 51% thereof by Huaneng Group and 49% thereof by the Company. Sichuan Hydro Power is principally engaged in development and operation of power plants and related projects.

The relationship among the Company, Huaneng Group and Sichuan Hydro Power are as follows:

*	Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interests in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interests in HIPDC.

#
Huaneng Group holds a 11.06% direct interest in the Company. It also holds 3.36%, 0.04% and 0.79% interest in the Company through Hua Neng HK (its wholly owned subsidiary), Huaneng Capital Services Co. Ltd., (its wholly owned subsidiary) and China Huaneng Finance Corporation (its controlling subsidiary), respectively.

Under the Hong Kong Listing Rules, Huaneng Group and its associates (including Sichuan Hydro Power) are connected persons of the Company. Thus, the Capital Increase into Sichuan Hydro Power by the Company constitute a connected transaction of the Company.

CAPITAL INCREASE AGREEMENT

The Capital Increase and the entering of the Capital Increase Agreement with Huaneng Group were approved at the meeting of the board of Directors of the Company held on 22 October 2013.

Major terms of the Capital Increase Agreement are as follows:

1.	Parties:	(i) Huaneng Group

(ii) the Company

2.	Subscription of share capital:
Huaneng Group and the Company unanimously agreed to increase the registered capital of Sichuan Hydro Power by RMB 447,333,100. Both parties shall pay up the newly increased capital according to their respective shareholding proportion in Sichuan Hydro Power before the Capital Increase.

3.	Payment method:
Huaneng Group will pay up its part of newly increase capital of RMB228,139,900 by injecting its 100% interests in New Energy Industry into Sichuan Hydro Power (as per the appraisal by China Valuer International Co., Ltd. (北京中天衡平國際資產評估有限公司), the value of such interests as at 31 December 2012 was RMB228,139,900).

Huaneng Group will make its best endeavor to complete the transfer of the 100% interests in New Energy Industry before 15 December 2013, i.e. completing the industrial and business registration procedures for transferring the 100% interests in New Energy Industry to Sichuan Hydro Power.

The Company will use its internal cash surplus to fund its part of Capital Increase, i.e. RMB 219,193,200. The payment will be made before 15 December 2013.

If, for reasons which are not caused by Huaneng Group, the transfer of the 100% interests in New Energy Industry does not occur by 15 December 2013, the Company will pay up its part of the Capital Increase within five working days after Huaneng Group has completed such transfer.

4.	Signing and effective time:
The Capital Increase Agreement will become effective on the date on which the parties thereto have obtained the relevant approvals from their respective supervising authorities. The parties shall obtain the approval documents from their respective supervising authorities within 20 days from the signing of the Capital Increase Agreement.

Upon completion of the Capital Increase, the registered capital of Sichuan Hydro Power  shall be increased to RMB1,917,133,100. The Company’s shareholding in Sichuan Hydro Power remains unchanged, i.e. 49% equity interest in Sichuan Hydro Power. The Capital Increase is subject to the approvals as required by the respective internal processes of Sichuan Hydro Power and Huaneng Group.

INFORMATION REGARDING SICHUAN HYDRO POWER

Sichuan Hydro Power was transformed into a limited liability company as per approval by Huaneng Group in July 2004. Currently, the registered capital and the paid-up capital of Sichuan Hydro Power are RMB 1.4698 billion while 51% of which is owned by Huaneng Group and the remaining 49% is owned by the Company. As at 30 September 2013, Sichuan Hydro Power has a controlling installed generation capacity of 2,207.5 MW and an equity-based generation capacity of 1,520.8 MW.

Selected Financial Information of Sichuan Hydro Power

The following sets out certain financial information of Sichuan Hydro Power as at 31 December 2011 and 31 December 2012 and for the year/period then ended, prepared in accordance with PRC Accounting Standards:

	As at	As at
	31 December	31 December
	2011	2012
	(RMB)	(RMB)
	(audited)	(audited)

Operating revenue	2,516,913,463	2,572,325,019
Operating profit/loss	1,082,334,230	993,484,485
Profit/loss before tax	1,094,235,512	1,000,874,513
Net profit/loss	927,486,192	832,190,414
Total assets	13,541,678,757	14,276,726,279
Net assets	4,742,574,329	4,409,751,365

REASONS FOR THE CAPITAL INCREASE AND THE IMPACT ON THE COMPANY

The Capital Increase will provide Sichuan Hydro Power with sufficient resources in both manpower and assets and help rationalize the relationship between Sichuan Hydro Power and New Energy Industry towards the goal of maintaining and increasing the value of State-owned assets.

New Energy Industry has a registered capital of RMB 16,456,000 and is principally engaged in the leasing of investment-type real estates. Its profits mainly derives from rentals and returns on long-term equity investments. Its audited total asset and audited profit before tax in 2012 were RMB 155,270,589 and RMB 9,230,725, respectively; its audited total asset and audited profit before tax in 2011 were RMB 146,011,766 and 10,034,079, respectively; and its audited total asset and audited profit before tax for 2010 were RMB 144,318,872 and RMB9,288,383.

Since Sichuan Hydro Power is a limited liability company, the Company has to make a pro-rata capital contribution in order to maintain its shareholding in Sichuan Hydro Power. The Capital Increase will not have any significant impact on the assets, liabilities and profits of the Company.

The Capital Increase will increase the registered capital of Sichuan Hydro Power and further enhance Sichuan Hydro Power’s capacity to raise funds for the construction of its projects which is expected to provide and secure stable investment returns for the Company in the future.

IMPLICATION UNDER THE HONG KONG LISTING RULES

Given the scale of the subscription amount does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase is subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from independent shareholders’ approval requirements.

The Board of Directors of the Company has approved the resolution regarding the Capital Increase. Messrs. Cao Peixi, Huang Long, Li Shiqi, Huang Jian, Liu Guoyue and Fan Xiaxia, all being directors of the Company having connected relationship, abstained from voting on the board resolution relating thereto. The resolution was voted by directors who are not connected to the Transaction. The Directors (including independent non-executive Directors) are of the view that the Capital Increase was entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

DEFINITIONS

“associate”	the meaning ascribed to it in the Hong Kong Listing Rules;

“Capital Increase”
the subscription in an amount of not more than RMB219,193,200 for part of the new registered capital of Sichuan Hydro Power by the Company pursuant to the terms and conditions of the Capital Increase Agreement;

“Capital Increase Agreement”	the capital increase agreement to be entered into between the Company and Huaneng Group;

“Company”	Huaneng Power International, Inc.;

“Directors”	the directors (including independent non-executive directors) of the Company;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Huaneng Group”	China Huaneng Group;

“New Energy Industry”	Sichuan New Energy Industry Company;

“PRC”, “China”	the People’s Republic of China;

“RMB”	the lawful currency of the PRC;

“Sichuan Hydro Power”	Huaneng Sichuan Hydro Power Limited Company; and

“Stock Exchange”	The Stock Exchange of Hong Kong Limited.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
23 October 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming
Title:	Company Secretary

Date:     October 23, 2013